PARTNERS
JOHN ADEBIYI ♦
CHRISTOPHER W. BETTS
EDWARD H.P. LAM ♦∗
G.S. PAUL MITCHARD QC ♦
CLIVE W. ROUGH ♦
JONATHAN B. STONE ∗
ALEC P. TRACY ∗
♦ (ALSO ADMITTED IN ENGLAND & WALES)
∗ (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS
Z. JULIE GAO (CALIFORNIA)
GREGORY G.H. MIAO (NEW YORK)
ALAN G. SCHIFFMAN (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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January 15, 2014

Mail Stop 3720

Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief
Ajay Koduri, Staff Attorney
Ivette Leon, Assistant Chief Accountant
Christy Adams, Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

   RE: **Tarena International, Inc.**
      CIK No. 0001592560

Dear Mr. Spirgel, Ms. Murphy, Mr. Koduri, Ms. Leon and Ms. Adams:

   On behalf of our client, Tarena International, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the "**Company**"), we hereby respectfully request that the Securities and Exchange Commission (the "Commission") waive the requirement of Item 8.A.4 of Form 20-F, which states that in the case of a company's initial public offering ("IPO") the Registration Statement on Form F-1 (the "Registration Statement") must contain audited financial statements of a date not older than 12 months from the date of the offering unless a waiver is obtained. *See also* Division of Corporation Finance, *Financial Reporting Manual*, Section 6220.3.

   At the time of the Company's initial submission on November 26, 2013, the Registration Statement satisfies Item 8.A.4 of Form 20-F, which is applicable to the Registration Statement pursuant to Item 4(a) of Form F-1, because it contains audited financial statements for the two years ended December 31, 2011 and 2012 and unaudited financial statements for the nine months ended September 30, 2012 and 2013, in each case prepared in accordance with generally accepted accounting principles in the United States. ("U.S. GAAP"). However, the Company has made the second submission and may make additional submissions before the middle of March 2014 containing the same financial statements as those that are contained in the initial submission because its audited financial statements for 2013 will not be available until the middle of March 2014.

The Company is submitting this waiver request pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-month age of financial statements requirement "in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship." *See also* the Staff's 2004 release entitled *International Reporting and Disclosure Issues in the Division of Corporation Finance* (available on the Commission's website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm) at Section III.B.c, in which the Staff notes:

> "the instruction indicates that the staff will waive the 12-month requirement where it is not applicable in the registrant's other filing jurisdictions and is impracticable or involves undue hardship. As a result, we expect that the vast majority of IPOs will be subject only to the 15-month rule. The only times that we anticipate audited financial statements will be filed under the 12-month rule are when the registrant must comply with the rule in another jurisdiction, or when those audited financial statements are otherwise readily available." (emphasis added)

In connection with this request, the Company represents to the Commission that:

1.   The Company is not currently a public reporting company in any jurisdiction.

2.   The Company is not required by any jurisdiction outside the United States to prepare, and has not prepared, consolidated financial statements audited under any generally accepted auditing standards for any interim period.

3.   Compliance with Item 8.A.4 of Form 20-F is impracticable and involves undue hardship for the Company.

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4.   The Company does not anticipate that its audited financial statements for the year ended December 31, 2013 will be available until the middle of March 2014.

5.   In no event will the Company seek effectiveness of the Registration Statement if its audited financial statements are older than 15 months at the time of the offering.

The Company will file this letter as an exhibit to the Registration Statement pursuant to Instruction 2 to Item 8.A.4 of Form 20-F.

If you have any questions regarding the above, please contact the undersigned by phone at +852-3740-4850 or via e-mail at julie.gao@skadden.com.

Very truly yours,

Z. Julie Gao

cc: Shaoyun Han, Chairman and Chief Executive Officer, Tarena International, Inc.
        Suhai Ji, Chief Financial Officer, Tarena International, Inc.
        David Kong, KPMG Huazhen (SGP)
        Francis Duan, KPMG Huazhen (SGP)
        David Roberts, O'Melveny & Myers LLP
        Ke Geng, O'Melveny & Myers LLP

393255.02A-HKGSR01A - MSW